Dejour’s Woodrush Project Drilling Update

VANCOUVER, British Columbia September 16, 2014 -- Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ) (“Dejour” or the “Company”), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, updates current development progress underway at the Woodrush Project (“Woodrush”) in NE BC.

The Company has finalized its 2014 development plan targeting both the Halfway oil and Gething gas pools at Woodrush. Upon approval of drilling permit applications with the BC government it is anticipated that two wells will be drilled, completed and given success, placed on-line by YE 2014 with the goals of enhancing current field production and expanding the production potential of the subject hydrocarbon pools.

As previously reported, Woodrush is currently producing at a rate of 475 BOE per day, with approximately $40 per BOE netbacks. The Company owns and operates a 99% WI in this project encompassing 25,000 gross (19,000 net) acres with 3 oil wells and 6 natural gas wells currently operating at Woodrush and two additional gas wells operating in the adjacent Hunter project, in Northern BC, with further wells to be tested for production after freeze up.

The $2mm Capex for this operation will be funded with cash on hand.

"A successful production expansion at Woodrush would provide an increase in the long-term revenue stream to Dejour and allow us to seamlessly develop our northern B.C. assets. We believe that there are multiple hydrocarbon pools on and adjacent to our leaseholds that can potentially be integrated to build a much larger production profile. We are positioning the Company to evaluate these opportunities in the near-term. With improved project economics and a de-risked engineering profile, we anticipate that the Woodrush Project can become more than just an important revenue driver in 2015 by forming a larger Ft. St. John production unit where Dejour can better leverage the significant infrastructure and pipeline capacity currently in place," states Robert Hodgkinson, CEO.

About Dejour Energy Inc.

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (45,425 net acres) and Peace River Arch regions (18,878 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange (NYSE MKT: DEJ) and Toronto Stock Exchange (DEJ.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Forward-looking information in this news release includes, but is not limited to, statements about the nature and content of the Kokopelli Project, the estimated timing and amounts of future expenditures of the 2014 development program, the successful implementation of the new drill pads and the estimated timing for the final project budget.

Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:

Dejour Energy Inc.
Robert L. Hodgkinson, 604-638-5050	or	Craig Allison, 914-882-0960
Chairman & CEO		Investor Relations- New York

investor@dejour.com		callison@dejour.com